[redacted]

08029102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2008
Washington, DC
106

SEC FILE NUMBER
8- 47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen 312.521.1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
27th day of February 2008

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Performance Trust Capital Partners, LLC

Statement of Financial Condition Report
December 31, 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	825,182
Receivables from broker-dealers and futures commission merchants		5,062,235
Securities owned, at market value		38,646,109
Prepaid expenses and other assets		878,588
Total assets	$	45,412,114
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	27,493,557
Accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities		7,542,885
Payable to member		3,300,000
Total liabilities		38,336,442
Commitments and contingent liabilities		
Member's equity		7,075,672
Total liabilities and member's equity	$	45,412,114

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Performance Trust Capital Partners, LLC (the Company), is an Illinois limited liability company formed on December 29, 2006 and is a wholly-owned subsidiary of PT Financial, LLC. The Company's predecessor, Performance Trust Capital Partners, Inc., was formed on March 2, 1994. On December 29, 2006, Performance Trust Capital Partners, Inc. reorganized and changed its form of ownership and its direct ownership in a series of transactions.

The Company was formed for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Profit and loss arising from all proprietary securities transactions is recorded on a trade date basis. Investment banking revenues include fees earned for providing placement services related to trust-preferred securities and other interests. Investment banking revenues also include advisory fees earned for services provided regarding certain merger and acquisition activity. Placement and advisory fees are recorded on the transaction's closing date.

Securities owned: Securities owned are valued at market, or at amounts that approximate fair value with the resulting net unrealized gains and losses included in earnings of the current period. The Company uses quotations, where available, to estimate the fair value of these securities. Where current quotations are not available, the Company estimates fair value based on the present value of anticipated future cash flows, assuming market discount rates of securities with similar terms and credit quality.

Repurchase agreements: Sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: As an LLC, the Company allocates taxable income to its member based on its ownership of the Company's units.

New accounting pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's capital. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

Note 2. Receivables from Broker-Dealers and Futures Commission Merchants

Amounts outstanding at December 31, 2007, were as follows:

Receivable from broker-dealers	$	4,264,869
Deposit at clearing broker		100,000
Receivable from futures commission merchants		489,116
Bond interest and principal receivable		263,578
Open trade equity on futures positions		(55,328)
	$	5,062,235

Note 3. Securities Owned

Securities owned, at market value at December 31, 2007, are summarized as follows:

Mortgage-backed securities	$	34,008,652
State and municipal obligations		4,637,457
	$	38,646,109

Note 4. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of approximately $29,800,000 at December 31, 2007. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

Note 5. Derivatives and Hedging

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments. The Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on securities hedged. At December 31, 2007, derivatives consist of financial futures contracts to purchase $8,800,000 of five-year U.S. Treasury notes and $2,000,000 of ten-year U.S. Treasury notes. The fair value of these financial futures contracts, included in receivables from broker-dealers and futures commission merchants on the statement of financial condition, was a net short position of $55,328 at December 31, 2007.

The Company also enters into transactions involving mortgage-backed "to-be-announced" securities (TBAs). TBAs provide for the forward settlement of the underlying instruments. The credit risk for TBAs is limited to the unrealized market valuation gains recorded. At December 31, 2007, TBAs were used to hedge interest rate risk in the Company's securities inventory. The Company's TBA commitments at December 31, 2007 represent a net short position with a par value of $15,000,000 that is not reflected on the statement of financial condition. Net unrealized losses on TBAs were $7,967 at December 31, 2007, and are included in other liabilities on the statement of financial condition.

Note 6. Retirement Plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Company contributions are charged to expense and are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations.

Note 7. Related Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement ("Agreement") with Performance Trust Investment Advisors, LLC ("PTIA"). The Company and PTIA, a registered investment advisor, share common and identical ownership. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2007, PTIA owed the company $206,244, which is included in prepaid expenses and other assets in the statement of financial condition.

On December 30, 2007, the Company entered into an Asset Purchase Agreement with PT Financial, LLC in which the Company sold a $700,000 promissory note from Performance Trust Insurance Group, LLC at net receivable value to PT Financial, LLC.

On December 31, 2007, the Company entered into an Asset Purchase Agreement with PTIA. The Company sold substantially all of the fixed assets of the Company for the net book value of $242,880.

Note 8. Fair Values of Financial Instruments

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short-term and are typically liquidated at their carrying values. Securities owned are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2007 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 10. Commitments and Contingent Liabilities

The Company has an office lease that expires on May 31, 2013 with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. The Company accounts for office rent expense on the straight-line basis over the noncancelable term of the lease. Deferred rent payments, included in other liabilities on the statement of financial condition, were $270,887 at December 31, 2007.

Future minimum lease commitments are:

Year ending December 31:		
2008	$	487,890
2009		495,880
2010		504,232
2011		512,735
2012		521,601
Thereafter		220,765
	$	2,743,103

The Company is required to maintain a $100,000 deposit with one of its clearing broker-dealer.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $1,351,830, which was $647,562 in excess of its required net capital of $704,268. The Company's net capital ratio was 7.81 to 1.

END